UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 814-01069

CUSIP Number: N/A

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

TCW Direct Lending LLC

Full Name of Registrant

Not Applicable

Former Name if Applicable

200 Clarendon Street

Address of Principal Executive Office (Street and Number)

Boston, MA 02116

City, State and Zip Code

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

TCW Direct Lending LLC (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “Form 10-K”). The Company will not, without unreasonable effort and expense, be able to file the Form 10-K within the prescribed time period due to certain delays in receiving audited financial statements necessary to adequately complete and finalize the financial statements for the fiscal year December 31, 2022.

There is a delay in the receipt of audited financial statements from an underlying portfolio company in which the Company has investments (the “Portfolio Company”). The Portfolio Company constitutes a “significant subsidiary” within the meaning of Rule 1-02(w) of Regulation S-X (17 C.F.R. § 210.1-02(w)). The Company is, therefore, required to include summarized financial information required by Rule 4-08(g) of Regulation S-X (17 C.F.R. § 210.4-08(g)) in the notes to its audited financial statements included in the Form 10-K. However, the Company is unable to provide that summarized financial information required by Rule 4-08(g) in the Form 10-K until it receives the audited financial statements of the Portfolio Company.

As a result of the developments described in the preceding paragraph, the Company is unable to complete its own audit on a timely basis in order to timely file the Form 10-K without unreasonable effort or expense. Nevertheless, the Company has dedicated significant resources to completing the Form 10-K and is working diligently to obtain the necessary information in order to file the Form 10-K as soon as practicable within the 15th calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin Finch	213	244-0587
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TCW Direct Lending LLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2023	By:	/s/ Andrew J. Kim
Andrew J. Kim Chief Financial Officer